Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CBOT Holdings, Inc. (Commission File No. 001- 32650) ICE Proposal to Combine with CBOT Holdings Additional Materials March 22, 2007

Forward-Looking Statements – Certain statements in this presentation may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this presentation. Important Merger Information In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL SUCH OTHER RELEVANT MATERIALS REGARDING THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE’s executive officers and directors in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2006 annual meeting of stockholders, dated April 3, 2006. Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

Our Transaction is Superior
ICE has offered CBOT shareholders $1.2Bn more in value versus CME and 51.5% of the combined company (1)
The ICE proposal better reflects the value of CBOT and the benefits of a combination
ICE’s stock is a superior currency to the CME’s given greater liquidity and offers CBOT stockholders a larger stake in a faster growing company
ICE is willing to share all synergies with CBOT members and stockholders
Analysts have also suggested that CME’s expense synergies were an overly conservative estimate, short-changing CBOT members of the value that should accrue to them
Based on the specific claims CBOE has made relating to the CME acquisition of CBOT, we believe merging ICE into the CBOT would better preserve the CBOE Exercise Rights
ICE is offering a stronger commitment to maintaining open outcry than CME has offered
ICE will save more Chicago jobs; enhance industry growth, competition and innovation; and invest in CBOT’s metals complex
3 (1) Based on share prices as of the close of trading on March 21, 2007

# Greater Anti-Trust Concerns

- CME's pro forma market share is likely to increase regulatory and anti-trust concerns

| 2006 U.S. Futures & Options on Futures [1] | Pro Forma ICE [2] / CBOT | | Pro Forma CME [3] / CBOT | |
|---|---|---|---|---|
| | Contracts (MM) | Market Share (%) | Contracts (MM) | Market Share (%) |
| **Total U.S. Contracts** | **850.6** | **33.4** | **2,221.8** | **87.3** |
| Interest Rate | 636.0 | 45.1 | 1,408.7 | 100.0 |
| Equity Indices | 30.3 | 5.7 | 526.8 | 99.7 |
| Foreign Currency | 3.7 | 3.2 | 113.6 | 96.8 |

- "'**It's really hard for me to see how that merger (CME / CBOT) could be approved**,' said Douglas Rosenthal, who was chief of the foreign commerce section of the Justice Department's antitrust division from 1977 to 1980."

  *Bloomberg News, March 22, 2007*

- "Such a query, known as a 'second request,' shows that antitrust officials have reservations, said Bert Foer, president of the American Antitrust Institute in Washington. 'A second request is an indication of a **serious** investigation.'"

  *Bloomberg News, March 22, 2007*

- "'Signed affidavits are something that could be introduced into court and may be something the government is seeking to use in a preliminary injunction' against the merger, said Rosenthal, who is a partner in the Washington law firm of Constantine Cannon LLC, which specializes in antitrust."

  *Bloomberg News, March 22, 2007*

- "**We cannot assure** that a challenge to the merger on anti-trust grounds will not be made or, if such a challenge is made, that any such challenge will not be successful"

  *Form 424B3, Chicago Mercantile Exchange Holdings Filed February 28, 2007*

*(1) Exchange-traded contracts per Futures Industry Association*
*(2) Includes NYBOT contracts traded in 2006; excludes ICE Futures contracts (U.K.-regulated)*
*(3) Includes NYMEX contracts traded on Globex*

4

Detailed Synergy Breakdown

# Significant ICE Clearing Synergy is CME's Dis-Synergy

| Clearing Synergy Breakdown | | | | |
|---|---|---|---|---|
| ($MM) | 2006A | 2007E | 2008E | 2009E |
| CBOT Clearing Services Fees to CME | 75.4 | 84.8 | 95.4 | 107.4 |
| *Estimated Growth Rate* | *N/A* | *12.5%* | *12.5%* | *12.5%* |
| Research Clearing Revenue Estimates For CME [1] | | | 108.0 | |
| Incremental Margin | | | | 84% |
| **Estimated ICE Clearing Synergy** | | | | **90.0** |

- In 2006, CBOT paid CME approximately $75 million for clearing services related to the Common Clearing Link [2]
- Upon the successful merger of ICE and CBOT and the termination of CME's clearing agreement in January 2009, the combined company would retain 100% of the clearing revenues
- To derive a run-rate 2009 clearing synergy estimate, ICE estimated growth in clearing service fees at 50% of CBOT's long-term growth rate and forecast ~$90 million of pre-tax synergies
- This estimate appears conservative when compared to research analyst estimates of revenue CME would generate from the Common Clearing Link in 2008
- ICE estimated additional expenses would be required in moving the clearing volumes, resulting in the $90 million in net benefit
- If an ICE / CBOT merger were consummated, CME would lose 100% of this high-margin revenue beginning in 2009

*(1) As stated in Sandler O'Neill's March 16, 2007 ICE research report*
*(2) As stated in CBOT Holdings form 10-K filed on March 1, 2007*

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Operating Expense Synergy Opportunity...
ICE’s estimated 2009 fully phased-in run-rate expense synergies of $100MM are readily achievable compared to the combined ICE / NYBOT / CBOT 2006 cost base Out of CME’s announced $125MM synergies, only 15% are associated with floor synergies The remaining 85%, or $106MM, are “available” to ICE / CBOT in a potential transaction
2006 Cash Operating Expense Side-by-Side Comparison (1) ICE NYBOT (2) CBOT (2) Total (3) Total Revenues 314 96 621 1,031 Cash Operating Expenses (4) Contract License Fees (5) 9 N/A 7 16 Salaries & Benefits 50 32 77 159 Professional Services 11 5 17 33 General & Administrative Expenses 25 23 55 103 Information Technology Services N/A N/A 49 49 Total Cash Operating Expenses 95 60 205 361 Expense Synergies from NYBOT Transaction – (10) – (10) Adjusted Total Operating Expenses 95 50 205 351 (1) Based on company filings (2) Excludes non-recurring items (merger related expenses) (3) Excludes synergies associated with the transaction (4) Excludes clearing services fees, depreciation and amortization 7 (5) Assumes ICE’s patent royalties are comparable to contract license fees

...In-line With Comparable Transactions
ICE estimated expense synergies are consistent with comparable announced deals, including the CME offer for CBOT
CME Estimated Expense Synergies Comparable Transactions — Operating Expense $125 million Synergies as % of Target Cash Expenses Trading Floor / Operational Technology 15% Related 59% 50% 49% Administrative 38% 37% 35% Available ICE to ICE: Expense 85% Synergies: or $106MM > $100MM (1) (1) (2) CME / CBOT ICE / CBOT NYSE / ASX / SFE Euronext (1) Excludes clearing expenses 8 (2) High-end of expense synergy range

Revenue Synergies are Substantial and Will be Shared
ICE expects significant revenue synergies would result from a merger between CBOT and ICE Continued investment in CBOT metals complex CME may eliminate the CBOT metals complex which would destroy a revenue opportunity and further reduce industry competition “‘We want to do the thing that creates the most value for our shareholders, and that would be the NYMEX and Globex metals contracts,’ CME Chief Executive Officer Craig Donohue stated... ‘Frankly, the metals contracts on the Board of Trade are not in any way material to the transaction.’”
Bloomberg News, March 8, 2007
Combined international customer base with integrated access to broad product suite Anticipated volume increases from side-by-side trading of: Agricultural commodities Equity indices Energy / Ethanol Increased volume from enhanced JADE initiative OTC trading and clearing of CBOT products Clearing management and security lending fees
9

Wall Street Agrees with ICE Synergy Estimates Transaction Synergies Comparison ($ MM) ICE / CBOT CME / CBOT Revenue Synergies 50.0 Purposefully not disclosed Clearing Synergies 90.0 Does not exist Non-Floor Operating Expenses 100.0 106.3 Wall St. Projected Additional Operating Synergies (2) – 25.0 – 125.0 Dis-Synergies from Losing the Common Clearing Link – (90.0) – (108.0) Elimination of CBOT Metals Complex – Dis-Synergy to CBOT Members
“ICE’s $240 mn of synergy estimates appear realistic and achievable given our initial analysis and ICE’s past track record of over delivering on acquisitions and commitments to the investor community”
Goldman Sachs, March 15, 2007
“While ICE projects $90 million in expense synergies from clearing benefits, we note that we already project CME to generate $108 million in 2008 from clearing CBOT products. We believe the potential loss of this high-margin revenue stream is also a significant reason for CME to challenge ICE’s bid”
Sandler O’Neill, March 16, 2007 10 (1) As reported by Citigroup in October 24, 2006 report, KBW in October 18, 2006 report, and Morgan Stanley in October 18, 2006 report

Ability to Execute

Unrivaled Track Record
Due to its successful integration of the IPE and NYBOT, OTC expansion and futures contract innovation, ICE has witnessed an impressive 39% CAGR between 2001 and 2006
Y-o-Y Growth Significant Events 157.5% 2006 267.9 NYBOT acquisition; WTI contract 56.5% 2005 104.1 ICE IPO; IPE went fully electronic [9] % 15.5% 2004 66.5 = 3 Continue to invest in OTC platform R AG
C
0 6 2 0
–
(22.6%) 2003 57.6 0 1 Enron collapse 2 0 45.1% 2002 74.4 IPE integration N/A 2001 51.3 IPE acquisition 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 (MM) ICE Futures Contracts ICE OTC Contracts NYBOT Contracts 12

# Proven Ability to Create Value

- ICE has consistently provided innovation for customers and produced superior stockholder returns through organic growth, acquisitions and leading-edge technology
- Stockholders and members of merger partners of ICE have earned gains beyond initial premium within the purchase price
- While ICE has successfully integrated two sizeable companies, **CME has never completed a material acquisition**



IPE Acquisition
Total IRR: 23%
Equity IRR: 35%
$131.0MM
$67.5MM (1)
$63.5MM
+$308.3MM
$439.3MM
$67.5MM
$371.8MM (2)
Announce 4/30/2001
Today (3)
ICE IPO
Total IRR: 231%
$26.00
+400%
$129.89
Pricing 11/15/2005
Today (3)
NYBOT Acquisition
Total IRR: 158%
Equity IRR: 288%
$1.1Bn
$0.4Bn
$0.7Bn
+$0.7Bn
$1.8Bn
$0.4Bn
$1.4Bn
Announce 9/14/2006
Today (3)

(1) Represents the redeemable common shares portion of the consideration
(2) Assumes IPE stockholders converted their Class A1 shares into common stock at the IPO and held them through the present
(3) As of March 21, 2007

13

Favorable Currency

# ICE Has Witnessed Favorable Stock Performance and Liquidity

- ICE share price has risen 85% in the last twelve months vs. 28% for the CME
- ICE 30-day average daily volume is over $900 million vs. approximately $500 million for the CME

| Price Change[1] | Trading Days | | |
|---|---|---|---|
| | 60-Day | 120-Day | 1-Year |
| ICE | 18.0% | 85.3% | 84.7% |
| CME | 3.1% | 14.9% | 28.2% |
| S&P 500 | 0.8% | 7.4% | 10.6% |

*Source: FactSet*

| | Average Daily Volume[1][2] | |
|---|---|---|
| | 30-Day | 60-Day |
| ICE | $905MM | $657MM |
| CME | $513MM | $436MM |

*Source: FactSet*


Relative Price Performance (%)
250
200
150
100
50
Mar-06
May-06
Jun-06
Aug-06
Oct-06
Nov-06
Jan-07
Mar-07
3-Month ADV (000's of Shares)
5,000
4,000
3,000
2,000
1,000
0
ICE
CME

*Source: FactSet*

(1) As of 3/21/2007 per FactSet
(2) Daily Volume calculated as closing price x share volume for each trading day ice
15

Analysts Prefer the ICE (1)
Wall Street analysts expect ICE to produce stronger share price appreciation and have a more favorable rating recommendation when compared to the CME
ICE Analyst Recommendations CME Analyst Recommendations 8% 30% 50% 42% 70% Buy Hold Sell Buy Hold Sell Avg. Price Target (2): $166.38 Avg. Price Target (2): $599.68 Current Price (2): $129.75 Current Price (2): $540.50 % Difference: 28.2% % Difference: 10.9% (1) As reported by Bloomberg 16 (2) Market data as of March 21, 2007

# ICE Has Comparable Ownership to CME [1]

- Leading institutions feel comfortable holding both ICE and CME as seen through the significant overlap amongst the shareholder base
- The ICE/CBOT transaction may improve liquidity as the pro forma company would most likely be included in additional well-known indices

**IntercontinentalExchange**
**Fund-level Ownership Style (%)**



Other 1%
Value 8%
Momentum 3%
Index 12%
Aggres. Gr. 31%
Growth 44%

**Chicago Mercantile Exchange**
**Fund-level Ownership Style (%)**



Other 2%
Value 4%
Momentum 5%
Aggres. Gr. 19%
Index 22%
Growth 48%

**Top 20 Combined Shareholder Crossholder Analysis**

| Investor Name | Style | ICE | CME |
|---|---|---|---|
| Sands Capital Management, LLC | Aggres. Gr. | X | X |
| Delaware Investments | Yield | X | X |
| AllianceBernstein LP | Core Growth | X | X |
| Waddell & Reed Investment Management Company | Core Growth | | X |
| Barclays Global Investors, NA | Index | X | X |
| Vanguard Group, Inc. | Index | X | X |
| T. Rowe Price Associates, Inc. | GARP | X | X |
| Transamerica Investment Management, LLC | Core Growth | | X |
| State Street Global Advisors (U.S.) | Index | X | X |
| Enhanced Investment Technologies Inc. | Core Growth | X | X |
| Turner Investment Partners, Inc. | Aggres. Gr. | X | X |
| Fidelity Management & Research (US) | GARP | X | X |
| College Retirement Equities Fund | GARP | X | X |
| Jennison Associates LLC | Growth | X | |
| Lone Pine Capital, L.L.C. | Hedge Fund | X | |
| OppenheimerFunds, Inc. | GARP | X | X |
| Calamos Advisors LLC | Growth | | X |
| Goldman Sachs & Company, Inc. | Broker-Dealer | X | X |
| Morgan Stanley & Co. Inc. | Broker-Dealer | X | X |
| Horizon Asset Management, Inc. | Growth | X | X |

ice (1) *As reported by Thomson*

17

# Undervalued With Significant Upside Potential

- Despite its faster growth rate, ICE trades at a discount to the sector


2007 – 2009 EPS CAGR (1)
38.5%
22.2%
ICE
CME
2007 – 2009 Revenue CAGR (1)
30.6%
16.9%
ICE
CME
Long-Term Growth Rate (1)
23.2%
22.9%
ICE
CME
AV / 2008 EBITDA (1)(2)
15.1x
17.0x
ICE
CME
Price / 2008 EPS (1)
25.4x
30.1x
ICE
CME
Price / 2009 EPS (1)
19.5x
24.6x
ICE
CME

*(1) Mean I/B/E/S consensus estimates as of 3/21/2007*
*(2) Calculated assuming fully diluted aggregate value; ICE pro forma for NYBOT acquisition*

18

Long-Term Growth Opportunity

Well Positioned in High Growth Derivatives Markets (1)
A pro forma ICE / CBOT would have access to all high growth asset classes through a diversified derivatives platform
ICE / CBOT Products ’05 – ’06 Growth (%) (2) 9 Agricultural Product Derivatives 28 28.4% (2) 9 Interest Rate Derivatives 21 25.9% (2) 9 Energy Derivatives 18 37.8% (2) 9 Metals Derivatives 15 27.8% (3) 9 Global FX 14 22.3% 0 5 10 15 20 25 30 35 5 Year Volume CAGRs (%) (1) Sources include Bank for International Settlement, BIS Triennial Central Bank Survey, ClientKnowledge and the Futures Industry Association (2) Includes all futures and options on futures contracts as reported by the Futures Industry Association 20 (3) Includes trading of spot transactions, outright forwards and FX swaps

# Substantial OTC Opportunities in CBOT's Markets

- Leverage ICE technology in bilateral and cleared OTC products across a substantially greater product suite and addressable market
- Provides broader pool of liquidity and products to global OTC marketplace for foreign exchange and interest rates



ICE OTC Volume
2003-2006 CAGR: 75%
ICE OTC
Contract Volume
24.3MM
31.0MM
62.0MM
130.5MM
2003
2004
2005
2006



Global OTC Contracts
2003-2006 CAGR: 29%
Global OTC Contracts
Outstanding:
Notional $Tr (1)
$197.2Tr
$257.9Tr
$297.7Tr
$369.9Tr
2003
2004
2005
30-Jun-06

(1) Bank for International Settlements

21

Technology Capabilities

Creating a World-Class Trading and Clearing Platform
ICE is well prepared for the additional clearing volume resulting from an ICE / CBOT combination
Clearing Trading Technology
NYCC recently initiated enhancements The ICE trading platform lists to expand capacity by 10x to bring hundreds of OTC and futures Performance significantly enhanced processing and contracts with sub-30 millisecond risk management tools execution speeds and unmatched spread capabilities
With the introduction of NYBOT soft ICE announced in February that its commodities, ICE began investing in the capital expenditures for 2007 would be in Investment NYCC and has begun implementing the range of $25-$30 million, reflecting a significant technology enhancements on 100% increase as compared to 2005 a cost efficient basis
The ICE clearing technology platform is ICE’s trading platform has scaled from highly scalable and capable of handling OTC to listed futures and from energy Scale significant volumes with limited into soft commodities while improving the incremental costs performance of the platform more quickly than any other derivatives exchange
ICE will seek input from the global ICE must maintain its standard of being a clearing community to develop a leading leading platform as many of its Other clearinghouse, preserving competition customers also use other platforms such Considerations and innovation around this key asset as Globex and Liffe.Connect

Additional Benefits of an ICE / CBOT Combination

The Merger Would Provide Additional, Non-Financial Benefits Benefits to the CBOT Community
ICE has a strong commitment to open-auction trading and will support the floor
ICE will provide stronger commitments to maintaining the floor than are currently being offered by the CME
ICE believes that the liquidity and price discovery of the floor trading community are valuable to its markets, particularly in agricultural commodities and in options ICE will invest in and grow CBOT’s precious metals complex, which is currently being forced to atrophy by the potential CME transaction Significant revenue opportunity for CBOT members, while maintaining U.S. competition in precious metals Transaction structure would preserve and bolster CBOT members’ legal position with regard to their CBOE Exercise Right By potentially merging ICE into the CBOT, the terms of the exercise rights would be unchanged

The Merger Would Provide Additional, Non-Financial Benefits (cont’d) Benefits to the Chicago Community
Enhances and fortifies Chicago’s position in the U.S. and global derivatives industry ICE will relocate its global headquarters to Chicago from Atlanta Two of the world’s three largest derivatives exchanges would be based in Chicago (1) Competition will create two strong U.S. players, whereas one consolidator would inevitably lose market share and evoke anti-trust concerns Job losses in Chicago will be greater if the CME goes forward with its acquisition of CBOT than in the ICE/CBOT merger ICE will require more CBOT staff than the CME acquisition ICE is committed to creating a “Best-in-Class” management team with senior roles offered to CBOT’s management team
– Only one member of CBOT’s senior management team has been offered a role with the new CME Group 26 (1) Based on 2006 Contracts traded; excludes Kospi 200 options traded

The Merger Would Provide Additional, Non-Financial Benefits (cont’d) Benefits to the Industry
Moving from Gross Margining to Net Margining would create significant synergies for end users and would be innovative for U.S. derivatives exchanges The creation of two strong, competitive U.S. derivative exchanges would foster innovation and competition within the industry Allowing one exchange to hold 87% market share in the overall U.S. futures industry, with nearly 100% market share in U.S. interest rates and U.S. equity futures, will stifle competition and industry innovation Extending ICE’s OTC capabilities in the energy markets to CBOT’s products will support liquidity and enhance innovation and risk management in these areas